SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WOODHEAD INDUSTRIES, INC.
(Name of Subject Company (Issuer))

MLX ACQUISITION CORP.

a wholly-owned subsidiary of

MOLEX INCORPORATED
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

979438108
(CUSIP Number of Class of Securities)

Ana Rodriguez
Associate General Counsel
Molex Incorporated
2222 Wellington Court
Lisle, Illinois 60532
(630) 969-4550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Michael M. Froy, Esq.
Sonnenschein Nath & Rosenthal LLP
7800 Sears Tower
Chicago, Illinois 60606
(312) 876-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$247,461,571	$26,479

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2006, issued on November 23, 2005. Based on the offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, of Woodhead Industries, Inc. (“Shares”) at a purchase price of $19.25 cash per Share and 12,498,973 Shares issued and outstanding as of June 29, 2006, and outstanding options as of June 29, 2006 with respect to 1,401,347 Shares at $19.25 per Share less the exercise price of such options.

**	Calculated as 0.0107% of the transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Molex Incorporated, a Delaware corporation (“Molex” or “Parent”), and MLX Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Molex (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Woodhead Industries, Inc., a Delaware corporation (the “Company”), for $19.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal. A copy of the Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A), and a copy of the related Letter of Transmittal is attached to this Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is made pursuant to an Agreement and Plan of Merger, dated as of June 30, 2006, among the Parent, the Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) to this Schedule TO and incorporated herein by reference, which contemplates the merger of Purchaser with and into the Company (the “Merger”).

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is hereby incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.	Financial Statements of Certain Bidders.

Not applicable.

Item 12.	Materials to be filed as Exhibits.

(a) (1) (A)	Offer to Purchase, dated July 10, 2006.
(a) (1) (B)	Letter of Transmittal with respect to the Shares.
(a) (1) (C)	Notice of Guaranteed Delivery with respect to the Shares.
(a) (1) (D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a) (1) (E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.
(a) (1) (F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a) (1) (G)	Form of Summary Advertisement, dated July 10, 2006.
(a) (5)	Press Release jointly issued by Parent and the Company, dated June 30, 2006.
(b)	None.
(d) (1)	Agreement and Plan of Merger, dated as of June 30, 2006, by and among Parent, the Purchaser and the Company.
(d) (2)	Confidentiality Agreement, dated as of February 24, 2006, by and between Parent and the Company.
(g)	None.
(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2006
MLX ACQUISITION CORP.

By:	/s/ DAVID D. JOHNSON
Name: David D. Johnson
Title: Treasurer

MOLEX INCORPORATED

By:	/s/ DAVID D. JOHNSON
Name: David D. Johnson

Title:	Vice President, Treasurer and
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

(a)(1)(A)	Offer to Purchase, dated July 10, 2006.
(a)(1)(B)	Letter of Transmittal with respect to the Shares.
(a)(1)(C)	Notice of Guaranteed Delivery with respect to the Shares.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Form of Summary Advertisement, dated July 10, 2006.
(a)(5)	Press Release jointly issued by Parent and the Company, dated June 30, 2006.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of June 30, 2006, by and among Parent, the Purchaser and the Company.
(d)(2)	Confidentiality Agreement, dated as of February 24, 2006, by and between Parent and the Company.
(g)	None.
(h)	None.

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